# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurinia Pharmaceuticals Inc., CIK 0001600620
CUSIP: 05156V102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: #140, 14315 - 118 AVENUE, EDMONTON, Alberta Canada (A0), T5L 4S6
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001214659-24-016381
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,029,500; sole dispositive power 0; shared dispositive power 10,029,500; aggregate amount beneficially owned 10,029,500 (7.3% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc. ("TCP III") and Kevin Tang. The percentages used herein are based on 137,339,016 Common Shares outstanding as of February 25, 2025, as set forth in the Issuer's Annual Report filed on Form 10-K that was filed with the Securities and Exchange Commission on February 27, 2025.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 10,029,500; sole dispositive power 0; shared dispositive power 10,029,500; aggregate amount beneficially owned 10,029,500 (7.3% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,140,591; sole dispositive power 0; shared dispositive power 5,140,591; aggregate amount beneficially owned 5,140,591 (3.7% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,388,909; sole dispositive power 0; shared dispositive power 4,388,909; aggregate amount beneficially owned 4,388,909 (3.2% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (0.4% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Aurinia Pharmaceuticals Inc.
Address of issuer's principal executive offices: #140, 14315 - 118 AVENUE, EDMONTON, Alberta Canada (A0), T5L 4S6
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on September 12, 2024. Items 2, 3, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

This Statement is filed by TCM, a Delaware limited liability company that is the general partner of TCP and TCPI; Kevin Tang, a United States citizen; TCP, a Delaware limited partnership engaged in capital management; TCPI, a Delaware limited partnership engaged in capital management; TCP III, a Nevada corporation that is indirectly wholly owned by TCP; and Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP IV" and, collectively with TCM, Kevin Tang, TCP, TCPI, and TCP III, the "Reporting Persons").
Residence or business address: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 5955 Edmond Street, Las Vegas, NV 89118.
Present principal occupation or employment: Kevin Tang is the manager of TCM. Kevin Tang is the sole director and Chief Executive Officer of TCP III and TCP IV.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following:

Since September 12, 2024 the Reporting persons have expended an aggregate of approximately $23.5 million to purchase 2,800,000 of the Issuer's Common Shares through the open market. The Common Shares were acquired in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 10,029,500 of the Issuer's Common Shares, representing 7.3% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Common Shares that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (as amended).
Exhibit 2: Schedule A: Transactions during the past 60 days.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (03/04/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (03/04/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (03/04/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (03/04/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (03/04/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (03/04/2025)